

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2022

Thomas J. Fennimore
Chief Financial Officer
Luminar Technologies, Inc.
2603 Discovery Drive, Suite 100
Orlando, Florida 32826

> **Re: Luminar Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-38791**
> **Form 8-K**
> **Furnished February 28, 2022**
> **File No. 001-38791**

Dear Thomas J. Fennimore:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K furnished February 28, 2022

Non-GAAP Financial Measures, page 2

1. We note your disclosure of Order Book as a non-GAAP measure. Please identify for us and disclose the most directly comparable GAAP measure and ensure you present it with greater or equal prominence than the non-GAAP measure and include a quantitative reconciliation. Also describe to us in further detail the nature of the specific adjustments and assumptions used in calculating Order Book. Refer to Items 10(e)(1)(i)(A) and 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. If all of the information necessary for the reconciliation is not available without unreasonable efforts, identify and disclose the information that is unavailable and its probable

significance.

2. Considering you calculate both Free Cash Flow and Cash Spend as operating cash flows less capital expenditures, please remove references to Cash Spend from future filings. Also ensure that you reconcile Free Cash Flow to the most directly comparable GAAP measure within your earnings release Forms 8-K and within your other public disclosures, such as investor presentations provided on your website. See Item 10(e)(1)(i)(B) of Regulation S-K and Item 100(a)(2) of Regulation G, as applicable.

Form 10-K for the Year Ended December 31, 2021

Notes to Consolidated Financial Statements
Revenue Recognition, page 61

3. Please tell us in sufficient detail the nature of the pre-production activities you perform as part of your revenue-generating activities and your determination of whether these activities represent promised goods or services under ASC 606. Also tell us how you account for pre-production costs and how your policies comply with applicable accounting guidance, such as ASC 340-10 and ASC 340-40. In doing so, specify the nature of the costs that are capitalized versus those that are expensed as incurred. We note, for example, that your research and development accounting policy on page 63 discusses tooling and prototype material costs that are expensed as incurred while your property and equipment accounting policy on page 60 references capitalized tooling costs. Clarify your disclosures in future filings for the items addressed in this comment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephany Yang at (202) 551-3167 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing